Interim Financial Statements

March 31, 2010

PARAMOUNT RESOURCES LTD. Consolidated Balance Sheet (Unaudited) ($ thousands)

	March 31	December 31
As at	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$ 56,195	$ 93,238
Accounts receivable	28,187	23,488
Risk management assets (Note 9)	11,411	2,187
Prepaid expenses and other	3,198	2,301
	98,991	121,214
Property, plant and equipment, net	759,832	716,235
Investments (Note 3)	245,340	234,586
Future income taxes	28,847	29,940
	$ 1,133,010	$ 1,101,975

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Drilling rig loan (Note 4)	$ 28,380	$ 29,380
Accounts payable and accrued liabilities	84,843	46,162
Current portion of stock-based compensation liability (Note 8)	13,451	11,441
	126,674	86,983
Long-term debt (Note 5)	90,923	93,655
Asset retirement obligations (Note 6)	105,425	103,462
Stock-based compensation liability (Note 8)	6,302	3,771
Future income taxes	42,742	41,194
	372,066	329,065

Shareholders' equity
Share capital (Note 7)	393,519	393,087
Contributed surplus	3,014	2,890
Retained earnings	359,399	373,745
Accumulated other comprehensive income	5,012	3,188
	760,944	772,910
	$ 1,133,010	$ 1,101,975
See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd. │ Financial Statements │First Quarter 2010

PARAMOUNT RESOURCES LTD. Consolidated Statement of Loss (Unaudited) ($ thousands, except as noted)

Three Months Ended March 31	2010	2009

Revenue
Petroleum and natural gas sales	$ 48,895	$ 40,232
Gain on financial commodity contracts (Note 9)	10,465	1,350
Royalties	(6,956)	(5,418)
	52,404	36,164
Expenses
Operating expense and production tax	14,127	21,534
Transportation	4,086	3,747
General and administrative	3,342	4,550
Stock-based compensation	7,747	250
Depletion, depreciation and accretion	39,609	30,926
Exploration	3,054	1,144
Dry hole expenses	8,150	–
Loss on sale of property, plant and equipment	–	282
Interest and financing charges	2,673	2,593
Foreign exchange	(1,187)	(775)
	81,601	64,251
Income (loss) from investments (Note 3)	8,671	(3,970)
Other income (loss)	598	(527)
Loss before tax	(19,928)	(32,584)
Income and other tax expense (recovery)
Current and other	3	(519)
Future	(5,468)	(8,380)
	(5,465)	(8,899)
Net loss	$ (14,463)	$ (23,685)

Net loss per common share ($/share) (Note 7)
Basic and diluted	$ (0.20)	$ (0.36)
See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd. │ Financial Statements │First Quarter 2010

PARAMOUNT RESOURCES LTD. Consolidated Statement of Cash Flows (Unaudited) ($ thousands)

Three Months Ended March 31	2010	2009

Operating activities
Net loss	$ (14,463)	$ (23,685)
Add (deduct)
Items not involving cash (Note 10)	25,974	41,777
Asset retirement obligation expenditures	(1,143)	(1,654)
Exploration and dry hole expenses	11,204	1,144
	21,572	17,582
Change in non-cash working capital	(3,940)	600
Cash from operating activities	17,632	18,182

Financing activities
Drilling rig loan repayments	(1,000)	–
Net draw of revolving long-term debt	–	25,523
Settlement of foreign exchange contract	–	12,205
Common shares issued	2,119	–
Common shares repurchased (Note 7)	–	(4,219)
Cash from financing activities	1,119	33,509

Investing activities
Expenditures on property, plant and equipment and exploration	(90,781)	(63,907)
Proceeds on sale of property, plant and equipment	–	169
Purchase of investments	(2,573)	(4,518)
Change in non-cash working capital	37,560	(5,157)
Cash used in investing activities	(55,794)	(73,413)

Net decrease in cash and cash equivalents	(37,043)	(21,722)
Cash and cash equivalents, beginning of period	93,238	54,131
Cash and cash equivalents, end of period	$ 56,195	$ 32,409

Supplemental cash flow information (Note 10)
See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd. │ Financial Statements │First Quarter 2010

PARAMOUNT RESOURCES LTD. Consolidated Statement of Shareholders’ Equity (Unaudited) ($ thousands, except as noted)

Three Months Ended March 31	2010		2009
Share Capital	Shares (000’s)		Shares (000’s)
Balance, beginning of period	72,058	$ 393,087	66,741	$ 302,727
Issued	284	4,791	–	–
Tax effect of flow-through share renunciations	–	(4,497)	–	–
Common shares repurchased	–	–	(616)	(2,815)
Change in unvested common shares for stock incentive plan	–	138	–	401
Balance, end of period	72,342	$ 393,519	66,125	$ 300,313

Contributed Surplus
Balance, beginning of period		$ 2,890		$ 2,398
Stock-based compensation expense on investees’ options		124		9
Balance, end of period		$ 3,014		$ 2,407

Retained Earnings
Balance, beginning of period		$ 373,745		$ 473,362
Common shares repurchased		–		(1,404)
Change in value of unvested common shares for stock incentive plan		117		(325)
Net loss		(14,463)		(23,685)
Balance, end of period		$ 359,399		$ 447,948

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period		$ 3,188		$ –
Other comprehensive income (loss), net of tax		1,824		(118)
Balance, end of period		$ 5,012		$ (118)
Total Shareholders’ Equity		$ 760,944		$ 750,550
See the accompanying notes to these Interim Consolidated Financial Statements.

Consolidated Statement of Comprehensive Loss (Unaudited) ($ thousands)

Three Months Ended March 31	2010	2009
Net loss	$ (14,463)	$ (23,685)
Other comprehensive income (loss), net of tax
Change in unrealized gain (loss) on available-for-sale investments	1,824	(118)
Comprehensive loss	$ (12,639)	$ (23,803)
See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd. │ Financial Statements │First Quarter 2010

Notes to the Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

1.

Basis of Presentation

The unaudited Interim Consolidated Financial Statements include the accounts of Paramount Resources Ltd. and its subsidiaries ("Paramount" or the "Company"), are stated in Canadian dollars, and have been prepared in accordance with Canadian Generally Accepted Accounting Principles using accounting policies and methods of application that are consistent with Paramount’s audited Consolidated Financial Statements as at and for the year ended December 31, 2009. Paramount conducts its business through two business segments: Principal Properties and Strategic Investments.

Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. Accordingly, these unaudited Interim Consolidated Financial Statements should be read in conjunction with Paramount’s audited Consolidated Financial Statements as at and for the year ended December 31, 2009.

Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

2.

Segmented Information

Paramount’s operations are divided into three business segments established by management to assist in resource allocation, to assess operating performance and to achieve long-term strategic objectives:

•

Principal Properties: Principal properties consist of: (i) the Kaybob Corporate Operating Unit ("COU"), which includes properties in West Central Alberta; (ii) the Grande Prairie COU, which includes properties in the Peace River Arch area of Alberta; (iii) the Northern COU, which includes properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and (iv) the Southern COU, which includes properties in Southern Alberta, Saskatchewan, Montana and North Dakota.

•

Strategic Investments: Strategic Investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, dispositions, or future revenue generation. The three rigs owned by Fox Drilling Inc. and Paramount Drilling U.S. L.L.C are included in Strategic Investments.

•

Corporate: Corporate is comprised of income and expense items, including general and administrative expense and interest expense that have not been specifically allocated to Principal Properties or Strategic Investments.

Paramount Resources Ltd. │ Financial Statements │ First Quarter 2010

Notes to the Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

Three Months Ended March 31, 2010	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 41,939	$ –	$ –	$ –	$ 41,939
Gain on financial commodity contracts	10,465	–	–	–	10,465
	52,404	–	–	–	52,404
Expenses
Operating expense, production tax and transportation	18,213	–	–	–	18,213
General and administrative	–	631	2,711	–	3,342
Stock-based compensation	–	2,095	5,652	–	7,747
Depletion, depreciation and accretion	39,348	1,047	171	(957)	39,609
Exploration and dry hole	11,167	37	–	–	11,204
Interest and financing charges	–	312	2,361	–	2,673
Foreign exchange	–	–	(1,187)	–	(1,187)
	68,728	4,122	9,708	(957)	81,601
Income from investments	–	8,671	–	–	8,671
Interest and other income (expense)	662	–	(49)	–	613
Drilling rig revenue	–	3,330	–	(3,330)	–
Drilling rig expense	–	(1,988)	–	1,973	(15)
	(15,662)	5,891	(9,757)	(400)	(19,928)
Inter-segment eliminations	–	(400)	–	400	–
Segment earnings (loss)	$ (15,662)	$ 5,491	$ (9,757)	$ –	(19,928)
Income and other tax recovery					(5,465)
Net loss					$ (14,463)

Three Months Ended March 31, 2009	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 34,814	$ –	$ –	$ –	$ 34,814
Gain on financial commodity contracts	1,350	–	–	–	1,350
	36,164	–	–	–	36,164
Expenses
Operating expense, production tax and transportation	25,281	–	–	–	25,281
General and administrative	–	603	3,947	–	4,550
Stock-based compensation	–	–	250	–	250
Depletion, depreciation and accretion	30,657	34	235	–	30,926
Exploration and dry hole	1,144	–	–	–	1,144
Loss on sale of property, plant and equipment	282	–	–	–	282
Interest and financing charges	–	–	2,593	–	2,593
Foreign exchange	–	–	(775)	–	(775)
	57,364	637	6,250	–	64,251
Loss from investments	–	(3,970)	–	–	(3,970)
Interest and other income (expense)	(100)	–	150	–	50
Drilling rig revenue	–	377	–	(377)	–
Drilling rig expense	–	(954)	–	377	(577)
Segment loss	$ (21,300)	$ (5,184)	$ (6,100)	$ –	(32,584)
Income and other tax recovery					(8,899)
Net loss					$ (23,685)

Paramount Resources Ltd. │ Financial Statements │ First Quarter 2010

Notes to the Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

3.

Investments

	March 31, 2010		December 31, 2009
	(Shares) (000’s)		(Shares/Units) (000’s)
Equity accounted investments:
Trilogy Energy Corp. ("Trilogy")	24,144	$ 113,146	23,995	$ 104,472
MGM Energy Corp. ("MGM Energy")	43,834	5,625	43,834	5,876
Paxton Corporation	1,750	4,527	1,750	4,574
Other		3,197		4,280
		126,495		119,202
Available-for-sale investments:
MEG Energy Corp.	3,700	101,750	3,700	101,750
NuLoch Resources Inc.	6,579	9,803	6,579	5,921
Redcliffe Exploration Inc. ("Redcliffe")	22,939	6,802	19,667	7,210
Other		490		503
		$ 245,340		$ 234,586

Income (loss) from investments is composed of the following:

Three Months Ended March 31	2010		2009
	Equity income (loss)	Dilution gain (loss)	Total	Equity loss	Dilution loss	Total
Equity accounted investments:
Trilogy	$ 4,903	$ 4,109	$ 9,012	$ (2,090)	$ –	$ (2,090)
MGM Energy	(255)	(39)	(294)	(300)	(1,500)	(1,800)
Paxton Corporation	(47)	–	(47)	(80)	–	(80)
	$ 4,601	$ 4,070	$ 8,671	$ (2,470)	$ (1,500)	$ (3,970)

In January 2010, Paramount participated in Trilogy Energy Trust’s distribution reinvestment plan ("DRIP"), acquiring an additional 0.1 million units (first quarter 2009 – 0.9 million units) for $1.2 million.

On February 5, 2010, Trilogy Energy Trust converted from an income trust to a corporation, named Trilogy Energy Corp., through a business combination with a private company. Paramount’s 24.1 million Trilogy Energy Trust units (as of February 5, 2010) were converted into 12.8 million common shares of Trilogy Energy Corp., which are pledged as security for Paramount’s US Senior Notes, and 11.3 million non-voting shares of Trilogy Energy Corp.  The non-voting shares convert to common shares on a one-for-one basis if: i) beneficial ownership of the non-voting shares are transferred to any person that is not related to or affiliated with Paramount; or ii) Trilogy exercises its right to convert the non-voting shares to common shares.  As a result of the conversion, Paramount recognized a dilution gain of $4.1 million. Following the DRIP and conversion, Paramount owned approximately 21 percent of Trilogy’s equity (21.7 percent at December 31, 2009) and approximately 15 percent of its voting shares.

In the first quarter of 2010, the Company purchased an additional 3.3 million Class A shares of Redcliffe for $1.4 million. As of March 31, 2010, Paramount owned 19.4 percent of Redcliffe’s outstanding Class A shares and 3.8 percent of Redcliffe’s outstanding Class B shares.

Paramount Resources Ltd. │ Financial Statements │ First Quarter 2010

Notes to the Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

4.

Drilling Rig Loan

At March 31, 2010, $28.4 million was outstanding on the drilling rig loan. Unless demanded by the bank, the remaining annual scheduled principal repayments are as follows: 2010 - $1.5 million; 2011 - $4.0 million; 2012 - $5.1 million; 2013 - $5.1 million and 2014 - $12.7 million.

5.    Long-Term Debt

	March 31, 2010	December 31, 2009
Canadian Dollar Denominated Debt
Bank credit facility	$ –	$ –
U.S. Dollar Denominated Debt
8 1/2 percent US Senior Notes due 2013 (US$90.2 million)	91,598	94,394
	91,598	94,394
Unamortized debt financing costs	(675)	(739)
	$ 90,923	$ 93,655

Bank Credit Facility

Subsequent to March 31, 2010, Paramount renewed its credit facility. Both the borrowing base and lender commitments are $125 million. The credit facility is available on a revolving basis to April 30, 2011 and can be extended a further 364 days upon request, subject to approval by the lenders. In the event the revolving period is not extended, the facility would be available on a non-revolving basis for an additional year, at which time the facility would be due and payable. At March 31, 2010, the amount available under the credit facility has been reduced by $16.1 million for outstanding undrawn letters of credit.

6.

Asset Retirement Obligations

	Three Months Ended March 31, 2010	Twelve Months Ended December 31, 2009
Asset retirement obligations, beginning of period	$ 103,462	$ 87,237
Disposal of properties	(66)	(88)
Liabilities incurred	1,108	2,693
Revision in estimated costs of abandonment	–	9,334
Liabilities settled	(1,143)	(4,050)
Accretion expense	2,170	8,603
Foreign exchange	(106)	(267)
Asset retirement obligations, end of period	$ 105,425	$ 103,462

Paramount Resources Ltd. │ Financial Statements │ First Quarter 2010

Notes to the Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

7.

Share Capital

Normal Course Issuer Bid

In November 2008, Paramount received regulatory approval under Canadian securities laws to purchase Common Shares under a Normal Course Issuer Bid ("NCIB"), commencing November 20, 2008 for a twelve month period. Under the NCIB, Paramount was permitted to purchase for cancellation up to 3,387,456 Common Shares. During the first quarter of 2009, Paramount purchased 615,600 Common Shares under the NCIB for $4.2 million, of which $2.8 million was charged to share capital and $1.4 million was charged to retained earnings.

In April 2010, Paramount received regulatory approval under Canadian securities laws to purchase Common Shares under a normal course issuer bid (the "2010 NCIB") commencing April 13, 2010 for a twelve month period. Under the 2010 NCIB, Paramount is permitted to purchase for cancellation up to 3,626,476 Common Shares.

At March 31, 2010, Paramount has incurred sufficient qualifying expenditures to satisfy its commitment associated with the flow-through shares issued in October 2009.

Weighted Average Shares Outstanding

(thousands of Common Shares)	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009
Weighted average Common Shares outstanding – Basic	72,225	66,258
Dilutive effect of stock options	–	–
Weighted average Common Shares outstanding – Diluted	72,225	66,258

8.

Stock-based Compensation

Paramount Options

	Three Months Ended March 31, 2010		Year Ended December 31, 2009
	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number
	($ / share)		($ / share)
Balance, beginning of period	$ 8.61	4,571,500	$ 14.48	6,117,700
Granted	–	–	9.73	2,344,000
Exercised	7.68	(283,800)	7.89	(121,500)
Cancelled or surrendered	8.65	(33,500)	18.86	(3,768,700)
Balance, end of period	$ 8.67	4,254,200	$ 8.61	4,571,500
Options exercisable, end of period	$ 7.46	925,034	$ 7.51	1,208,834

Paramount Resources Ltd. │ Financial Statements │ First Quarter 2010

Notes to the Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

9.

Financial Instruments and Risk Management

Risk management financial instruments outstanding at March 31, 2010 are as follows:

Instruments	Total Notional	Average Fixed Price	Fair Value	Remaining Term
Gas –AECO Sales	30,000 GJ/d	Fixed – CAD $5.53/GJ	$ 12,138	April 2010 - October 2010
Gas –AECO Purchases	(15,000) GJ/d	Fixed – CAD $3.87/GJ	(727)	April 2010 - October 2010
Total			$ 11,411

The changes in fair values of risk management assets and liabilities are as follows:

	2010			2009
	Three Months Ended March 31, 2010			Year Ended December 31, 2009
	Commodity	Foreign Exchange	Total	Commodity	Foreign Exchange	Total
Fair value, beginning of period	$ 2,187	$ –	$ 2,187	$ 9,807	$ 9,883	$ 19,690
Changes in fair value	10,465	–	10,465	5,277	2,322	7,599
Settlements (received)	(1,241)	–	(1,241)	(12,897)	(12,205)	(25,102)
Fair value, end of period	$ 11,411	$ –	$ 11,411	$ 2,187	$ –	$ 2,187

Paramount has an outstanding commitment to sell 3,400 GJ/d of natural gas at $2.73/GJ plus an escalation factor to 2011, which has a fair value loss of $1.0 million at March 31, 2010 (December 31, 2009 – loss of $4.1 million). The Company has designated this contract as normal sales exception, and as a result, does not recognize the fair value of the contract in the Consolidated Financial Statements.

10.

Consolidated Statement of Cash Flows – Selected Information

Items not involving cash

Three Months Ended March 31	2010	2009
Financial commodity contracts	$ (9,224)	$ 9,807
Stock-based compensation	7,747	228
Depletion, depreciation and accretion	39,609	30,926
Loss on sale of property, plant and equipment	–	282
Foreign exchange	(2,186)	(897)
Distributions in excess of equity earnings and dilution	–	9,648
Equity earnings in excess of distributions	(4,574)	–
Future income tax	(5,468)	(8,380)
Other	70	163
	$ 25,974	$ 41,777

Paramount Resources Ltd. │ Financial Statements │ First Quarter 2010

Notes to the Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

Supplemental cash flow information

Three Months Ended March 31	2010	2009
Interest paid	$ 4,719	$ 4,760
Current and other tax paid	$ 662	$ 98

Components of cash and cash equivalents

	March 31, 2010	December 31, 2009
Cash	$ 20,957	$ 23,250
Cash equivalents	35,238	69,988
	$ 56,195	$ 93,238

11.

Subsequent Event

In May, Paramount announced that it had entered into an agreement with Redcliffe to acquire the remaining 82 percent of the issued and outstanding Class A Shares of Redcliffe not already owned for cash consideration of $0.42 per Redcliffe Class A Share, after conversion of all outstanding Class B Shares of Redcliffe to Class A Shares on a 10-for-1 basis. The purchase price values Redcliffe at approximately $68.5 million, including assumption of Redcliffe’s estimated net debt of approximately $12.5 million at closing. The transaction is subject to Redcliffe shareholder approval.

Paramount Resources Ltd. │ Financial Statements │ First Quarter 2010